Exhibit 99.1

NEWS RELEASE

Great Lake Power Inc. Announces Name Change to Brascan Power Inc.

Gatineau, December 3, 2004 - Great Lakes Power Inc. today announced that, effective December 1, 2004, the name of the company has changed to Brascan Power Inc. “The name change reflects the branding strategy we implemented over the past several years to promote Brascan Power,” said Richard Legault, President and Chief Operating Officer, Brascan Power Inc. In announcing the name change, he added, "Our new name is an important symbol of identification for the company."

Brascan Power Inc. operates 120 power generating stations with a combined generating capacity of 2,622 megawatts. Brascan Power conducts its power generating operations primarily in Ontario, Quebec, New England and New York, with other power operations in British Columbia, Louisiana and Brazil. In addition to power generating operations, Brascan Power also owns a transmission and distribution system in Northern Ontario. The transmission and distribution business services approximately 11,000 customers in Northern Ontario and consists of approximately 725 kilometers (km) of transmission lines, 1,700 km of lower voltage distribution lines and 11 distribution stations.

Brascan Power Inc. is not listed on any stock exchange but it is a reporting issuer with publicly held debt. Brascan Power is a wholly-owned subsidiary of Brascan Corporation.

Brascan Corporation is an asset management company. With a focus on real estate and power generation, the company has direct investments of $19 billion and a further $7 billion of assets under management. This includes 70 premier office properties and 120 power generating plants. The company is listed on the New York and Toronto stock exchanges under the symbols BNN and BNN.LV.A respectively. For more information, please visit our web site at www.brascancorp.com

For more information, please visit our web site at www.brascanpower.com or contact:

Shelley Moorhead Director, Corporate Communications & Investor Relations Tel: (819) 561-8072 Fax: (819) 561-7188 Email: shelley.moorhead@brascanpower.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.